Filed by Johnson & Johnson
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Johnson & Johnson
Commission File No. 001-03215

Johnson & Johnson Form Surgeon Letter

Below is a template for a letter to certain surgeons related to an organizational change within the DePuy Trauma & Extremities Organization.

Additional Information and Where to Find It

Johnson & Johnson has filed with the SEC a registration statement on Form S-4, in which a proxy statement is included as a prospectus, and will file other documents in connection with the proposed acquisition of Synthes.  The proxy statement/prospectus will be sent to the stockholders of Synthes.  Before making any decision with respect to the proposed transaction, stockholders of Synthes are urged to read the proxy statement/prospectus and other relevant materials because these materials will contain important information about the proposed transaction. The registration statement and proxy statement/prospectus and other documents filed by Johnson & Johnson with the SEC are available free of charge at the SEC’s website, www.sec.gov, or by directing a request to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Investor Relations; or by directing a request to Synthes, Inc., c/o Synthes Gmbh, Glutz-Blotzheim-Strasse 3, 4500 Solothurn, Switzerland, Attention: Investor Relations.  Certain executive officers and directors of Synthes have interests in the proposed transaction that may differ from the interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification.  This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.

(This communication contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995.  These statements are based on current expectations of future events.  If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the expectations and projections of Johnson & Johnson and Synthes, Inc.  Risks and uncertainties include, but are not limited to, the satisfaction of closing conditions for the acquisition, including receipt of regulatory approvals for the transaction, receipt of approval by the shareholders of Synthes for the transaction, and the possibility that the transaction will not be completed, or if completed, will not be completed on a timely basis; general industry conditions and competition; economic factors, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; trends toward health care cost containment; and increased scrutiny of the healthcare industry by government agencies.  In addition, if and when the transaction is consummated, there will be risks and uncertainties related to Johnson & Johnson’s ability to successfully integrate the products and employees of Johnson & Johnson and Synthes, as well as the ability to ensure continued performance or market growth of Synthes’ products. A further list and description of these risks, uncertainties and other factors and the general risks associated with the respective businesses of Johnson & Johnson and Synthes can be found in Exhibit 99 of Johnson & Johnson’s Annual Report on Form 10-K for the fiscal year ended January 2, 2011, and Synthes’ Annual Report 2010.  Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.jnj.com, www.synthes.com or on request from Johnson & Johnson or Synthes.  Neither Johnson & Johnson nor Synthes undertakes to update any forward-looking statements as a result of new information or future events or developments.)

never stop moving™ ●DePuy Orthopaedics Inc. a Johnson & Johnson company Gordon Van Ummersen DePuy, Inc. 325 Paramount Drive Raynham, MA 02767 USA T. 508-880-8125 F. 508-828-3723 September 19, 2011 Dear Dr. ____________  I hope this letter finds you well and that your summer has been a productive and enjoyable one. I am writing to inform you of an organizational change within our DePuy Trauma & Extremities organization. As I’m sure you’re aware, Johnson & Johnson announced a definitive agreement to acquire Synthes in April of this year. We are extremely excited about the extraordinary opportunity that this acquisition is expected to bring to Johnson & Johnson and DePuy, but we also understand that it is an enormous undertaking to bring these two successful global orthopaedic companies together. We do not expect the transaction to close until the first half of 2012 and we have a tremendous amount of work to do between now and then. As such, I will be transitioning to a role focused full‐time on the integration of Synthes and DePuy. In this role, I will work to help design the commercial structure, strategy, organization and pipeline for the new trauma organization. Although I will not be involved in the day‐to‐day operation of our current business, I will still be very connected to the industry and the people in it through the integration planning effort. Dave Morrow, who you know as our Director of Marketing for Trauma & Extremities, will assume additional responsibilities as a result of this transition. Dave will now lead the Trauma & Extremities effort and will also chair the Trauma & Extremities Senior Leadership Team (SLT). I have great confidence in Dave and his leadership abilities, and I am certain you will continue to feel comfortable in your ongoing relationship with DePuy. I wanted to let you know of these organizational changes, and to let you know that I will continue to be available if there are questions or issues you would like to discuss. I am excited about the future that we are building at DePuy. Best Regards, Gordon Van Ummersen WW President, Trauma & Extremities

never stop moving™ ●DePuy Orthopaedics Inc. a Johnson & Johnson company Additional Information and Where to Find It Johnson & Johnson will file with the SEC a registration statement on Form S‐4, in which a proxy statement will be included as a prospectus, and other documents in connection with the proposed acquisition of Synthes. The proxy statement/prospectus will be sent to the stockholders of Synthes. Before making any decision with respect to the proposed transaction, stockholders of Synthes are urged to read the proxy statement/prospectus and other relevant materials because these materials will contain important information about the proposed transaction. The registration statement and proxy statement/prospectus and other documents which will be filed by Johnson & Johnson with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Investor Relations; or by directing a request to Synthes, Inc., c/o Synthes Gmbh, Glutz‐Blotzheim‐Strasse 3, 4500 Solothurn, Switzerland, Attention: Investor Relations. Certain executive officers and directors of Synthes have interests in the proposed transaction that may differ from the interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. (This communication contains “forward‐looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the expectations and projections of Johnson & Johnson and Synthes, Inc. Risks and uncertainties include, but are not limited to, the satisfaction of closing conditions for the acquisition, including receipt of regulatory approvals for the transaction, receipt of approval by the shareholders of Synthes for the transaction, and the possibility that the transaction will not be completed, or if completed, will not be completed on a timely basis; general industry conditions and competition; economic factors, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; trends toward health care cost containment; and increased scrutiny of the healthcare industry by government agencies. In addition, if and when the transaction is consummated, there will be risks and uncertainties related to Johnson & Johnson’s ability to successfully integrate the products and employees of Johnson & Johnson and Synthes, as well as the ability to ensure continued performance or market growth of Synthes’ products. A further list and description of these risks, uncertainties and other factors and the general risks associated with the respective businesses of Johnson & Johnson and Synthes can be found in Exhibit 99 of Johnson & Johnson’s Annual Report on Form 10‐K for the fiscal year ended January 2, 2011, and Synthes’ Annual Report 2010. Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.jnj.com, www.synthes.com or on request from Johnson & Johnson or Synthes. Neither Johnson & Johnson nor Synthes undertakes to update any forward‐looking statements as a result of new information or future events or developments.)